Exhibit 99.1

ENTERPRISE PRODUCTS ACQUIRES THE GENERAL PARTNER

AND LP INTERESTS IN OILTANKING PARTNERS;

PROPOSES MERGER OF OILTANKING INTO ENTERPRISE

Houston, Texas (October 1, 2014) – Enterprise Products Partners L.P. (NYSE: EPD, “Enterprise”) announced today that it has acquired the general partner and related incentive distribution rights, 15,899,802 common units and 38,899,802 subordinated units in Oiltanking Partners L.P. (NYSE: OILT, “Oiltanking Partners”) held by Oiltanking Holding Americas, Inc. (“Oiltanking Holding”). Enterprise paid total consideration of approximately $4.41 billion to Oiltanking Holding comprised of $2.21 billion in cash and 54,807,352 Enterprise common units. Enterprise also paid $228 million to assume notes receivable issued by Oiltanking Partners.

Upon the payment of the Oiltanking Partners’ distribution with respect to the third quarter of 2014, which is expected to be paid in mid-November 2014, the subordination period with respect to the Oiltanking Partners subordinated units will end. At that time, the subordinated units will convert into common units on a one-for-one basis. Upon conversion, Enterprise will own 54,799,604 common units, or approximately 66 percent of Oiltanking Partners’ then outstanding common units.

In a second step, Enterprise submitted a proposal to the conflicts committee of the general partner of Oiltanking Partners to merge Oiltanking Partners with and into Enterprise. Under the terms of the proposal, Enterprise would exchange 1.23 Enterprise common units for each Oiltanking Partners common unit. This proposed consideration represents an at-market value for Oiltanking Partners common units based upon the volume weighted average trading prices of both Oiltanking Partners and Enterprise on September 30, 2014. The total consideration for this proposal would be $1.4 billion. The total consideration for step 1 and step 2, as proposed, would be approximately $6.0 billion.

Oiltanking Partners owns marine terminals on the Houston Ship Channel and the Port of Beaumont with a total of twelve ship and barge docks and approximately 24 million barrels of crude oil and petroleum products storage capacity on the Texas Gulf Coast.

“We are pleased to announce this two-step transaction that would result in the merger of Oiltanking Partners into Enterprise,” said Michael A. Creel, chief executive officer of the general partner of Enterprise. “We have had a strategic relationship and enjoyed mutual growth with Oiltanking Partners and its predecessors since 1983. The combination of Enterprise’s system of midstream assets and Oiltanking Partners’ access to waterborne markets and crude oil and petroleum products storage assets would extend and broaden Enterprise’s midstream energy services business. This combination would benefit our producing and consuming customers by enhancing their respective access to supplies, domestic and international markets, and storage.”

“We believe there would be three principle avenues for long-term value creation from the merger of Oiltanking Partners into Enterprise: (1) at least $30 million of synergies and cost savings from the complete integration of Oiltanking Partners’ business into Enterprise’s system; (2) opportunities for new business and repurposing existing assets for ‘best use’ to meet the growing demand for export and logistical services for petroleum products related to the increase in North American crude oil, condensate and NGL production from the shale and non-conventional plays; and (3) securing ownership and control of Oiltanking Partners’ assets that are essential to our midstream business. We believe the acquisition of Oiltanking Partners would be accretive to Enterprise’s distributable cash flow per unit beginning in 2016,” stated Creel.

Oiltanking Partners’ marine terminal on the Houston Ship Channel is connected with Enterprise’s Mont Belvieu facility and integral to our growing LPG export, octane enhancement and propylene businesses. Enterprise has loaded or unloaded over 3,500 ships with more than 600 million barrels of LPG across Oiltanking Partners’ docks over the past thirty-one years. Enterprise’s ECHO facilities are also connected to Oiltanking’s system.

Enterprise is Oiltanking Partners’ largest customer, representing approximately 30 percent of Oiltanking Partners’ 2013 revenue. We estimate that approximately 40 percent of Oiltanking Partners’ 2013 earnings before interest, taxes, depreciation and amortization were attributable to Enterprise.

This proposed combination would convert essential dock and land access associated with our LPG export and octane enhancement business from a services agreement to ownership. These two businesses accounted for approximately 10 percent of Enterprise’s gross operating margin in 2013. We expect the contribution from these businesses to increase in association with volume growth related to the completion of expansions of our LPG export facility in 2015 and 2016 and improvements to our octane enhancement facility in 2015. Upon completion of the expansions of our LPG export facility in 2016, we estimate that Enterprise will have over $1.5 billion of assets on land currently owned by Oiltanking Partners.

Enterprise paid $228 million to an affiliate of Oiltanking Holding to purchase notes receivables and accrued interest thereon due from Oiltanking Partners and its subsidiaries. These notes include (1) the $125 million 4.55 percent note payable by Oiltanking Houston, L.P. due 2022; (2) the $50 million 5.435 percent note payable by Oiltanking Houston, L.P. due 2023; (3) the outstanding $37 million balance associated with Oiltanking Partners’ $150 million revolving credit facility with a maturity date of November 30, 2017; as well as the remaining notes payable outstanding. The assigned notes and credit facility have been amended to reflect Enterprise Products Operating LLC as the lender. The material terms of these amended notes and credit facility are substantially the same as those of the previous notes and credit facility.

Enterprise funded the total cash consideration of $2.438 billion from cash on hand and borrowings under its commercial paper facility and a new $1.5 billion 364-day revolving credit facility. The new 364-day facility matures in September 2015.

Oiltanking Holding is wholly owned by an affiliate of Oiltanking GmbH, the world’s second largest independent storage provider for crude oil, refined products, liquid chemicals and gases. Christian Flach has been named as a director of Enterprise’s general partner. Dr. Flach is managing director of Oiltanking GmbH and was formerly chairman of the board of the general partner of Oiltanking Partners.

Today, Enterprise, as sole member of the general partner of Oiltanking Partners, named four new directors to the board of directors of Oiltanking Partners’ general partner. Gregory C. King, Thomas M. Hart III and D. Mark Leland will continue to serve as independent directors of the board of Oiltanking Partners’ general partner and comprise its conflicts committee. Mr. King is chair of the conflicts committee.

Merger Proposal; Benefits to Public Holders of Oiltanking Partners Common Units

Enterprise also today announced a proposal to merge a wholly-owned subsidiary of Enterprise with Oiltanking Partners. The proposed merger would occur in a unit-for-unit exchange, at a ratio of 1.23 Enterprise common units for each outstanding Oiltanking Partners common unit. This non-taxable exchange represents an at-market value for Oiltanking Partners common units based on the volume weighted average trading prices of both Oiltanking Partners and Enterprise common units on September 30, 2014.

The terms of the Proposed Merger will be subject to negotiation, review and approval by the board of directors of the general partner of Enterprise, and the conflicts committee of the board of directors of the general partner of Oiltanking Partners. The Proposed Merger will also be subject to approval by holders of Oiltanking Partners common units in accordance with the Oiltanking Partners partnership agreement. Enterprise cannot predict whether the terms of a potential combination will be agreed upon by the conflicts committee of the board of directors of the general partner of Oiltanking Partners or the board of directors of the general partner of Enterprise.

Enterprise believes the proposal should be attractive to public holders of Oiltanking Partners common units. It would permit Oiltanking Partners unitholders to participate in the future growth of Enterprise’s businesses (including Oiltanking Partners’ existing business), Enterprise’s substantial backlog of capital projects and larger, more diversified asset base. It would also allow Oiltanking Partners unitholders to benefit from Enterprise’s financial flexibility, investment grade credit rating and access to capital markets.

At the proposed exchange rate, public unitholders of Oiltanking Partners would receive a 70 percent increase in cash distributions based on the respective cash distributions per unit paid by Enterprise and Oiltanking Partners in August 2014 with respect to the second quarter of 2014. The combination would also provide public holders of Oiltanking Partners common units a more liquid security. Enterprise’s 2014 average daily trading volume for its common units, through September 30, was approximately 2.1 million units per day compared to approximately 84 thousand units per day for Oiltanking Partners common units for the same period.

Enterprise does not intend to comment further on discussions unless and until a definitive agreement is reached.

Investor Conference Call

Enterprise will hold a conference call with investors at 10:00 a.m. EDT Wednesday, October 1, 2014 to discuss the substance of this press release. A presentation and a link to the live webcast will be available at www.enterpriseproducts.com shortly before 10:00 a.m. EDT. Participants should access the website at least ten minutes prior to the start of the conference call to download and install any necessary audio software.

Advisors

Citi acted as financial advisors and Andrews Kurth LLP and Akin Gump Strauss Hauer & Feld LLP acted as legal counsel to Enterprise. Additionally, Citi acted as lead arranger for Enterprise’s new $1.5 billion 364-day revolving credit facility.

Enterprise Products Partners L.P. is one of the largest publicly traded partnerships and a leading North American provider of midstream energy services to producers and consumers of natural gas, NGLs, crude oil, refined products and petrochemicals. Our services include: natural gas gathering, treating, processing, transportation and storage;

NGL transportation, fractionation, storage and import and export terminals (including liquefied petroleum gas or LPG); crude oil and refined products transportation, storage and terminals; offshore production platforms; petrochemical transportation and services; and a marine transportation business that operates primarily on the United States inland and Intracoastal Waterway systems and in the Gulf of Mexico. Additional information regarding Enterprise can be found on its website, www.enterpriseproducts.com.

This press release includes “forward-looking statements” as defined by the U.S. Securities and Exchange Commission (the “SEC”). All statements, other than statements of historical fact, included herein that address activities, events, developments or transactions that Enterprise expects, believes or anticipates will or may occur in the future, including anticipated benefits and other aspects of such activities, events, developments or transactions, are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including approval of the proposed merger by Oiltanking Partners’ conflicts committee and unitholders, any approvals by regulatory agencies, the possibility that the anticipated benefits from such activities, events, developments or transactions cannot be fully realized, the possibility that costs or difficulties related thereto will be greater than expected, the impact of competition and other risk factors included in the reports filed with the SEC by Enterprise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, Enterprise does not intend to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Enterprise has made for a business combination transaction with Oiltanking Partners. In furtherance of this proposal and subject to future developments, Enterprise (and, if a negotiated transaction is agreed, Oiltanking Partners) may file one or more registration statements, proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Enterprise and/or Oiltanking Partners may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ENTERPRISE AND OILTANKING PARTNERS ARE URGED TO READ THE PROXY STATEMENT, REGISTRATION STATEMENT, PROSPECTUS AND OTHER

DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement (if and when available) will be mailed to unitholders of Oiltanking Partners. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Enterprise and/or Oiltanking Partners through the web site maintained by the SEC at http://www.sec.gov.

Enterprise, Oiltanking Partners and their respective general partners, and the directors and certain of the executive officers of the respective general partners, may be deemed to be participants in the solicitation of proxies from the unitholders of Oiltanking Partners in connection with the proposed merger. Information about the directors and executive officers of the respective general partners of Enterprise and Oiltanking Partners is set forth in each company’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 3, 2014 and February 25, 2014, respectively. These documents can be obtained free of charge from the sources listed above. Other information regarding the person who may be “participants” in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Contacts: Randy Burkhalter, Investor Relations, (713) 381-6812 or (866) 230-0745

Rick Rainey, Media Relations (713) 381-3635

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